RICHEMONT

[redacted]

03032768

<u>Via airmail</u>

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
OCT 14 2003
WASH, D.C. 187 SECTION

Geneva, 8 October 2003

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 – 4102) – Rule 12g3 – 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the dividend press adverts in English, French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

p.p. Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dlw 10/28

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 35 00 TELEFAX +41 (0)22 715 3550 www.richemont.com

File no 82-4102

L'Agefi

19 September 2003

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVE
RICHEMONT SA, LUXEMBOURG

Paiement du dividende

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont SA, Genève, et de Richemont SA, Luxembourg, se sont tenues le 17 septembre 2003.

L'Assemblée Générale Ordinaire de la Compagnie Financière Richemont SA a pris la résolution de ne pas distribuer de dividende. L'Assemblée Générale Ordinaire de Richemont SA a pris le résolution de distribuer le dividende suivant aux porteurs d'unités de Richemont:

Dividende brut par unit	**€0.32**
Paiement à partir du	lundi, le 29 septembre 2003
contre remise du	coupon No. 2

Le paiement aux porteurs d'unités s'effectuera par Richemont SA. Le paiement se fera sans frais et sans déduction de l'impôt anticipé.

Le coupons peuvent être remis pour paiement à toutes les succursales des banques suivantes:

UBS AG — Pictet & Cie
Bank Vontobel AG — Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

le 18 septembre 2003

Compagnie Financière Richemont SA
1201 Genève

Richemont SA
Luxembourg

Der Bund **19 September 2003**

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 17. September 2003 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 29. September 2003
gegen Abgabe des	Coupon Nr. 2

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG — Pictet & Cie
Bank Vontobel AG — Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

18. September 2003

Compagnie Financière Richemont SA
1201 Genf

Richemont SA
Luxemburg

File no 82-4102

Basler Zeitung 19 September 2003

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 17. September 2003 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 29. September 2003
gegen Abgabe des	Coupon Nr. 2

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG — Pictet & Cie
Bank Vontobel AG — Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

18. September 2003

Compagnie Financière Richemont SA
1201 Genf

Richemont SA
Luxemburg

P1916941 b144116809

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVE
RICHEMONT SA, LUXEMBOURG

Paiement du dividende

Les Assemblées Générales Ordinaires des Actionnaires de la Compagnie Financière Richemont SA, Genève, et de Richemont SA, Luxembourg, se sont tenues le 17 septembre 2003.

L'Assemblée Générale Ordinaire de la Compagnie Financière Richemont SA a pris la résolution de ne pas distribuer de dividende. L'Assemblée Générale Ordinaire de Richemont SA a pris le résolution de distribuer le dividende suivant aux porteurs d'unités de Richemont:

Dividende brut par unit	**€ 0.32**
Paiement à partir du	lundi, le 29 septembre 2003
contre remise du	coupon No. 2

Le paiement aux porteurs d'unités s'effectuera par Richemont SA. Le paiement se fera sans frais et sans déduction de l'impôt anticipé.

Le coupons peuvent être remis pour paiement à toutes les succursales des banques suivantes:

UBS AG — Pictet & Cie
Bank Vontobel AG — Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

le 18 septembre 2003

Compagnie Financière Richemont SA
1201 Genève

Richemont SA
Luxembourg

Neue Zürcher Zeitung 19 September 2003

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 17. September 2003 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 29. September 2003
gegen Abgabe des	Coupon Nr. 2

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG — Pictet & Cie
Bank Vontobel AG — Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

18. September 2003

Compagnie Financière Richemont SA
1201 Genf

Richemont SA
Luxemburg

DICOISP9 0NXQ

SHAB **19 September 2003**

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENF
RICHEMONT SA, LUXEMBURG

Dividendenauszahlung

Die Generalversammlungen der Compagnie Financière Richemont SA, Genf und Richemont SA, Luxemburg wurden am 17. September 2003 abgehalten.

Die Generalversammlung der Compagnie Financière Richemont SA hat beschlossen, keine Dividende auszuschütten. Die Generalversammlung der Richemont SA hat beschlossen, an die Inhaber von Richemont-Einheiten folgende Dividende auszuschütten:

Dividende brutto pro Einheit:	**€ 0.32**
Auszahlung ab	Montag, 29. September 2003
gegen Abgabe des	Coupon Nr. 2

Die Auszahlung an die Einheitseigner erfolgt durch die Richemont SA. Die Auszahlung erfolgt spesenfrei ohne Verrechnungssteuerabzug.

Coupons können bei allen Niederlassungen der folgenden Banken zur Auszahlung eingereicht werden:

UBS AG
Pictet & Cie
Bank Vontobel AG
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

18. September 2003

Compagnie Financière Richemont SA, 1201 Genf — Richemont SA, Luxemburg

232500

File no 82-4102

Financial Times **19 September 2003**

RICHEMONT

COMPAGNIE FINANCIÈRE RICHEMONT SA, GENEVA
RICHEMONT SA, LUXEMBOURG

Dividend Payment

The annual general meetings of Compagnie Financière Richemont SA, Geneva and Richemont SA, Luxembourg were held on 17 September 2003.

The annual general meeting of Compagnie Financière Richemont SA resolved not to pay a dividend. The annual general meeting of Richemont SA resolved that the following dividend be paid to holders of Richemont units:

Gross dividend per unit	**€ 0.32**
Payable from	Monday, 29 September 2003
In respect of	Coupon No. 2

The dividend will be paid to unitholders by Richemont SA. The dividend is payable free of charges and without deduction of withholding tax.

Coupons may be presented for payment at any branch of the following banks:

UBS AG
Pictet & Cie
Bank Vontobel AG
Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

18 September 2003

Compagnie Financière Richemont SA
1201 Geneva, Switzerland

Richemont SA
Luxembourg